KARYOPHARM THERAPEUTICS INC.

85 WELLS AVENUE, SECOND FLOOR

NEWTON, MA 02459

November 29, 2016

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Karyopharm Therapeutics Inc.

Registration Statement on Form S-3

File No. 333-214489

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Karyopharm Therapeutics, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-214489) (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern time on December 1, 2016, or as soon thereafter as practicable.

Very truly yours,

Karyopharm Therapeutics Inc.

By:	/s/ Christopher B. Primiano

Name:	Christopher B. Primiano
Title:	Senior Vice President, Corporate Development,
General Counsel and Secretary